Filed by Mobiv Acquisition Corp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Form F-4 File No.: 333-272717

Subject Company:

Srivaru Holding Limited

(Commission File No. 333-272717)

Mobiv Acquisition Corp Announces Redemption Results

in Connection with Planned Merger with SRIVARU Holding Limited

Shareholders electing to redeem have until approximately 3:00 pm Eastern Time on the day prior to closing to reverse their redemptions and participate in a pro rata distribution of the additional 2.5 million shares.

DELAWARE, USA, September 27, 2023 — Mobiv Acquisition Corp (Nasdaq: MOBVU, MOBV, MOBVW) (“Mobiv” or the “Company”), a special purpose acquisition company, today provided a business update regarding the planned merger with SRIVARU Holding Limited, a Cayman Islands exempted company (“SRIVARU”), a commercial-stage provider of premium electric motorcycles. The Company announces that holders of approximately 5,530,395 of the Company’s Class A Common Stock exercised their right to redeem their shares for a pro-rata portion of the available funds in the Company’s trust account, reflecting redemptions of approximately 97.5% of the total Class A Common Stock outstanding as of the Company’s contractual redemption expiration deadline of 5:00 pm Eastern Time on September 26, 2023 (the “Redemption Expiration Date”).

Following the Redemption Expiration Date, no additional shareholders will have the right to redeem; however, shareholders that have elected to redeem will have the opportunity to reverse their redemption election and participate in the 2.5 million bonus shares pool until approximately 3:00 pm Eastern Time on the day prior to closing. Shareholders that reverse their redemption will be entitled to receive a pro-rata share of the additional 2,500,000 ordinary shares of the Company, granted in accordance with the amendment to the agreement and plan of merger with SRIVARU, as previously announced on August 9, 2023. In order for public stockholders to receive a pro rata portion of the 2.5 million share pool, public stockholders need to be stockholders as of 3:00 pm Eastern Time, on the day prior to the closing. As of the Redemption Expiration Date, stockholders holding the remaining 142,992 shares of the Company’s Class A Comon Stock would be entitled to a pro rata portion of the 2.5 million shares, equating to approximately 17 shares per 1 unredeemed share, as may be reduced by redemption recissions.

Peter Bilitsch, CEO of Mobiv, stated, “We truly appreciate the support of our shareholders that elected to remain invested in our Company. We believe this is a testament to their confidence and conviction in the potential of SRIVARU following the planned merger. Moreover, shareholders that elected to redeem will still have the opportunity until approximately 3:00 pm Eastern Time on the day prior to closing to participate in a pro-rata share of the additional 2.5 million share distribution, by electing to reverse their redemptions.”

“We are more excited than ever about SRIVARU as they continue to execute on all fronts and we believe they are well-positioned to establish a leadership position within the Indian and global premium electric two-wheel markets. Notably, the global electric two-wheel vehicle market was valued at US$51.22 billion in 2020 alone, with the Asia-Pacific region leading in market share. SRIVARU’s Prana™ is redefining the premium category as a result of its attractive price point and patented and patent-pending technology, which results in increased safety, stability, and comfort. Moreover, the vehicle’s integrated charger operates on home electric networks and does not require a specialized charging infrastructure, a key competitive advantage in many markets around the world. We look forward to our shareholder meeting on September 28, 2023, and providing further updates on the planned merger,” concluded Mr. Bilitsch.

About Mobiv Acquisition Corp

The Company is a newly incorporated blank check company organized for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with a target business. The Company may pursue a business combination target in any industry or geographic region and will invest using the lens of the UN Sustainable Development Goals, which reflect social and environmental mega-trends that are re-shaping our world. https://mobiv.ac/.

Forward Looking Statements

This communication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include information concerning Mobiv’s or SRIVARU’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment, potential growth opportunities and the effects of regulation, including whether the Business Combination will generate returns for stockholders or shareholders, respectively. These forward-looking statements are based on Mobiv’s or SRIVARU’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this communication, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside SRIVARU’s or Mobiv’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (b) the outcome of any legal proceedings that may be instituted against Mobiv, SRIVARU or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (c) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of Mobiv, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (d) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (e) the ability to meet the applicable stock exchange listing standards following the consummation of the Business Combination; (f) the inability to complete the private placement or backstop transactions contemplated by the Business Combination Agreement and related agreements, as applicable; (g) the risk that the Business Combination disrupts current plans and operations of SRIVARU or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (h) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of SRIVARU to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (i) costs related to the Business Combination; (j) changes in applicable laws or regulations, including legal or regulatory developments (including, without limitation, accounting considerations) which could result in the need for Mobiv to restate its historical financial statements and cause unforeseen delays in the timing of the Business Combination and negatively impact the trading price of Mobiv’s securities and the attractiveness of the Business Combination to investors; (k) the possibility that SRIVARU and Mobiv may be adversely affected by other economic, business, and/or competitive factors; (l) SRIVARU’s ability to execute its business plans and strategies, (m) SRIVARU’s estimates of expenses and profitability and (n) other risks and uncertainties indicated from time to time in the final prospectus of Mobiv, including those under “Risk Factors” therein, and other documents filed or to be filed with the SEC by Mobiv. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and SRIVARU and Mobiv assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither SRIVARU nor Mobiv gives any assurance that either SRIVARU or Mobiv will achieve its expectations.

Additional Information about the Transactions and Where to Find It.

In connection with the proposed business combination between SRIVARU and Mobiv (the “Business Combination”) SRIVARU has filed a registration statement on Form F-4 (as may be amended from time to time, the “Registration Statement”) that includes a preliminary proxy statement of Mobiv and a registration statement/preliminary prospectus of SRIVARU, and after the Registration Statement is declared effective, Mobiv will mail a definitive proxy statement/prospectus relating to the Business Combination to Mobiv’s stockholders. The Registration Statement, including the proxy statement/prospectus contained therein, when declared effective by the Securities and Exchange Commission (“SEC”), will contain important information about the Business Combination and the other matters to be voted upon at a meeting of Mobiv’s stockholders to be held to approve the Business Combination and related matters. This communication does not contain all the information that should be considered concerning the Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. SRIVARU and Mobiv may also file other documents with the SEC regarding the Business Combination. Mobiv stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials will contain important information about Mobiv, SRIVARU and the Business Combination.

When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to Mobiv stockholders as of a record date to be established for voting on the Business Combination. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed or that will be filed with the SEC by Mobiv through the website maintained by the SEC at www.sec.gov, or by directing a request to the contacts mentioned below.

Participants in the Solicitation

Mobiv, SRIVARU and their respective directors and officers may be deemed participants in the solicitation of proxies of Mobiv stockholders in connection with the Business Combination. Mobiv stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Mobiv and a description of their interests in Mobiv is contained in Mobiv’s final prospectus related to its initial public offering, dated August 3, 2022, and in Mobiv’s subsequent filings with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Mobiv stockholders in connection with the Business Combination and other matters to be voted upon at the Mobiv stockholder meeting are set forth in the Registration Statement. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Business Combination is included in the Registration Statement that SRIVARU has filed with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.

Disclaimer

This communication relates to a proposed business combination between SRIVARU and Mobiv. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Company Contact:

Mobiv Acquisition Corp

850 Library Avenue, Suite 204

Newark, Delaware 19711

Attn.: Mr. Peter Bilitsch

Chief Executive Officer

Email: peter.bilitsch@mobiv.ac

Tel.: +13027386680

Investor & Media Contact

Crescendo Communications, LLC

Tel: (212) 671-1020

Email: MOBV@Crescendo-IR.com